PHIO PHARMACEUTICALS CORP.

257 Simarano Drive, Suite 101

Marlborough, MA 01752

May 5, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed April 28, 2023
File No. 333-271521
Request for Acceleration of Effective Date

Dear Ms. Gama:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Phio Pharmaceuticals Corp. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on May 9, 2023, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Steven Abrams of Hogan Lovells US LLP at (267) 675-4671. Also, please notify Mr. Abrams when this request for acceleration has been granted.

Very truly yours,

PHIO PHARMACEUTICALS CORP.

By:	/s/ Robert J. Bitterman
Name:	Robert J. Bitterman
Title:	President and Chief Executive Officer